

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 21, 2016

Stephen J. Jones
President and Chief Executive Officer
Covanta Holding Corporation
445 South Street
Morristown, NJ 07960

> **Re:** **Covanta Holding Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 26, 2016**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2016**
> **Filed April 27, 2016**
> **Form 8-K**
> **Filed April 26, 2016**
> **File No. 001-06732**

Dear Mr. Jones:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations

Supplementary Financial Information – Adjusted Earnings Per Share ("Adjusted EPS") (Non-GAAP Discussion), page 43

1. Please tell us and clearly disclose in future filings how you calculated the income tax impact of your pro forma adjustments. Please review the guidance in the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016, and ensure

you consider this guidance when preparing your next periodic report. Please specifically refer to Question 102.11 of the updated guidance.

Liquidity and Capital Resources, page 47

2. Your disclosures indicate that you have "substantial indebtedness," including $921 million of debt that will mature during 2020, and that, during fiscal 2015, the total return of capital to shareholders through cash dividends and common stock repurchased exceeded free cash flow. We also note from the prepared management remarks on your fourth quarter 2015 earnings call that your current dividend rate is "not only sustainable" but that it "could grow over time as our growth investments and Continuous Improvement initiatives begin contributing to our results over the next few years." When also considering your net interest expense exceeded or approached your operating income during the last two fiscal years, please disclose in greater detail your ability to meet upcoming cash requirements over both the short and long term. Please also provide us with the Leverage Ratio and Interest Coverage Ratio debt covenant calculations pertaining to your Revolving Credit Facility and tell us and disclose the impact of these covenants on your ability to undertake additional financing. Please refer to SEC Release No. 33-8350.

Sources and Uses of Cash Flow from Continuing Operations, page 48

3. As requested in a prior comment letter dated December 30, 2013, please provide a more informative analysis and discussion of changes in cash flows, including changes in working capital components, for each period presented. In doing so, please explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Please ensure your discussion and analysis is not merely a recitation of changes evident from the financial statements. Refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies, page 71

Use of Estimates, page 76

4. Please address the following comments related to renewable energy credits ("RECs"):

    • Considering you identify RECs as one of the significant estimates used in preparing your financial statements, please disclose your REC accounting policy or explain to us why no such revision is necessary. We note that you included such disclosure in prior filings.

- We note from the disclosures in your fiscal 2013 Form 10-K that the total amount of REC income recognized during fiscal 2013 was $17 million. Based on your page 40 disclosures, we note that REC income increased during fiscal 2014. Considering the materiality of these amounts to your pre-tax and net income, please quantify REC income in future filings. We note that in comment 4 of your response letter dated January 13, 2014, you previously agreed to quantify such amounts when material.

Change in Estimate, page 76

5. We note your disclosure that during the year ended December 31, 2015, you reduced your overall profit estimate related to your Durham York construction contract and have incurred an overall loss on the project of $14 million. We also note your disclosure on page 112 that during the quarter ended June 30, 2015 you estimated incremental costs expected to be incurred under this contract and determined in the subsequent quarter that the prior estimate was not sufficiently accurate and required refinement to the projected net loss. You disclose that your inability to estimate such costs with sufficient accuracy during the period they were identified constituted a "material weakness" in your internal controls over financial reporting. Please tell us the amount by which your estimate at June 30, 2015 was inaccurate. Please also tell us how you considered whether this change represented a change in estimate or the correction of an error in prior period interim financial statements. Please refer to ASC 250-10-45 and the related definitions in ASC 250-10-20.

6. You disclose on page 33 of your March 31, 2016 Form 10-Q that you determined that your estimate of construction costs associated with your Dublin construction project during the quarter ended December 31, 2015 was "also not sufficiently accurate" and was caused by the material weakness discussed in the preceding comment. Please tell us how you considered the guidance in ASC 605-35-25-56 through -61 in determining whether or not the percentage-of-completion method was appropriate for all of your construction contracts. In particular, paragraph 61 indicates that an entity using the percentage-of-completion method should use the completed-contract method for a single contract or a group of contracts "for which reasonably dependable estimates cannot be made or for which inherent hazards make estimates doubtful."

Change in Accounting Principle, page 76

7. We note that you adopted ASU 2014-05, Service Concession Arrangements, ASC Topic 853, effective January 1, 2015. You indicate that adoption of this guidance resulted in recording a $75 million reduction of property, plant and equipment and an increase in the accumulated deficit of $45 million. Please tell us the nature of your service concession arrangement(s) and how you determined the appropriate accounting. Specify whether any other existing GAAP impacted your accounting upon adoption of this guidance and clarify whether or not you recognized any intangible assets or financial assets upon

adoption. Also explain your accounting for expenses related to your concession arrangements, including major betterments, if any.

Note 11. Consolidated Debt, page 87

8. We note your disclosure on page 31 that your current financing arrangements place restrictions on the ability of your subsidiaries to transfer funds to you in the form of cash dividends, loans or advances. Please tell us the amount of restricted net assets as defined in Rule 4-08(e)(3) of Regulation S-X as of the end of most recently completed year. If the restricted net assets exceed 25 percent of your consolidated net assets, provide the disclosures required by paragraphs 3(i) and (ii) of Rule 4-08(e) of Regulation S-X and Schedule I prescribed by Rules 5-04 and 12-04 of Regulation S-X.

9. Please tell us in sufficient detail how you account for the €75 million Dublin Convertible Preferred shareholder loans. In doing so, tell us how you analyzed the embedded conversion option and Stakeholder Warrants for derivatives and/or beneficial conversion features, how you account for the conversion option associated with dividends paid-in-kind, and where you classify the warrants on your balance sheet. Tell us the specific provisions of the conversion option and warrants, including the conversion price(s) of the loan principal, whether the warrants are legally detachable and separately exercisable, and how the "specified conversion price" of the warrants is determined.

Note 14. Supplementary Information, page 97

10. Please address the following comments related to your asset impairment testing procedures:

- We note that your asset impairments primarily relate to projects, subsidiaries and/or contracts that have been dispatched, sold and/or expired, as opposed to assets held for continued use. Considering your disclosures on pages 9 and 13 regarding the challenging commodity environment and the increased volatility caused by the trend of replacing long-term contracts on a short-term basis, tell us why your recent material impairments do not appear to involve assets currently being used in operations.

- Provide us with a summary of any material long-lived assets tested for impairment during the periods presented. Where available, provide us with the carrying value and derived fair value of each asset and clarify the events that caused you to test each asset for impairment.

Note 17. Stock-Based Award Plans, page 105

11. You disclose that you calculate the fair value of share-based stock awards based on the closing price on the date the award is granted. Since it appears that your restricted shares

are not entitled to receive dividends prior to vesting, clarify why you do not measure fair value using the grant-date fair value of your common shares reduced by the present value of the dividends expected to be paid on the underlying shares during the requisite service period.

Form 10-Q for the Fiscal Quarter Ended March 31, 2016

Note 3. Dispositions and Assets Held For Sale, page 9

12. Please address the following comments related to the exchange of your ownership interests in three Chinese EfW facilities for a 15% ownership interest in Chongqing Sanfeng Environmental Industrial Group Co., Ltd (" Sanfeng Environment"):

- It appears that you will not record any gain or loss on the sale of these EfW facilities until you complete the anticipated sale of 90% of the Sanfeng Environment ownership interest you received. Considering you completed the exchange transaction in March 2016, please tell us why you did not recognize a gain or loss on the disposition of these facilities during the first quarter of fiscal 2016.

- Tell us the specific authoritative accounting guidance you utilized in accounting for this transaction. Clarify if this transaction falls within the scope of ASC 845-10-15-18 and ASC 845-10-30-24 through -27.

- Tell us how you accounted for or will account for the foreign currency translation balances related to the disposed facilities. See ASC 830-30-40-1 through -4.

- We note that you are in the process of obtaining government approvals to sell your ownership interest in Sanfeng Environment to CITIC Limited ("CITIC"). Tell us why the transaction was structured to acquire an ownership interest in Sanfeng Environment only to subsequently sell nearly all of it. Identify the party that acquired the three EfW facilities and explain if CITIC was involved in the original exchange transaction.

Form 8-K filed April 26, 2016

13. Consistent with the guidance in Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016, when preparing future earnings releases please consider this guidance and ensure that you do not give greater prominence to non-GAAP measures than to the most directly comparable GAAP measures. We refer you to your references to Free Cash Flow and Adjusted EPS in the introductory table to Exhibit 99.1 of your earnings release.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sondra Snyder, Staff Accountant at (202) 551-3332 or Andrew Blume, Staff Accountant at (202) 551-3254 if you have questions regarding comments, or me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products

cc: Bradford J. Helgeson
        Executive Vice President and Chief Financial Officer